SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/18/13


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC, Phillip Goldstein,
Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE


7. SOLE VOTING POWER
203,166

8. SHARED VOTING POWER
192,928

9. SOLE DISPOSITIVE POWER
203,166

10. SHARED DISPOSITIVE POWER
192,928


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
396,094 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.68%

14. TYPE OF REPORTING PERSON

IA, IN


Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of HELIOS STRATEGIC INCOME FUND. ("HSA" or the "Issuer").

The principal executive offices of HSA are located at

BROOKFIELD INVESTMENT MANAGEMENT INC
BROOKFIELD PLACE, 250 VESEY ST,
10TH FL
NEW YORK NY 10281-1023



Item 2. IDENTITY AND BACKGROUND
(a) This statement is filed on behalf of Bulldog Investors, LLC, (a Delaware limited liability company), Phillip Goldstein, Andrew Dakos and Steven Samuels.

(b) The business address of the reporting persons is Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(c)  Bulldog Investors, LLC is a registered investment adviser.
Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors,LLC.

(d) n/a

(e) n/a

(f) Each of Messrs. Goldstein, Dakos and Samuels is a citizen of the United States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors, LLC.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons intend to communicate with management to discuss measures to increase shareholder value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on June 6, 2013, there were 5,930,400 shares outstanding as of March 31, 2013. The percentage set forth herein was derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment adviser. As of 9/27/13, Bulldog Investors, LLC is deemed to be the beneficial owner of 396,094 shares of HSA (representing 6.68% of HSA's outstanding shares) solely by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 396,094 shares of HSA include 203,166 shares (representing 3.43% of HSA's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control:
Opportunity Partners LP, Calapasas West Partners, LP,
Opportunity Income Plus, LP, Full Value Special Situations Fund,LP,
Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP. (collectively, the Bulldog Investors Funds). The Bulldog Investors Funds may be deemed to constitute a group. All other shares included in the aforementioned 396,094 shares of HSA beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 192,928 shares (representing 3.25% of HSA's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 203,166 shares. Bulldog Investors, LLC has shared power to dispose of and vote 192,928 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of HSA's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog
Investors, LLC.


c) During the past 60 days the following shares of HSA were purchased:

Date:		        Shares:		Price:
08/13/13		7,282		6.0000
08/14/13		6,803		5.9500
08/15/13		7,500		5.8700
08/16/13		23,970		5.9054
08/19/13		29,429		5.8665
08/20/13		2,500		5.8000
08/21/13		35,200		5.7843
08/22/13		5,700		5.8493
08/23/13		11,575		5.8968
08/26/13		14,200		5.9163
08/27/13		15,457		5.8665
08/28/13		10,500		5.8492
08/29/13		23,715		5.8977
08/30/13		5,822		5.8990
09/03/13		16,000		5.8695
09/04/13		220		5.9000
09/06/13		35,994		5.9396
09/09/13		103		5.9200
09/10/13		21,411		5.9216
09/11/13		6,000		5.9108
09/11/13		4,132		5.9200
09/12/13		6,227		5.9400
09/13/13		800		5.9200
09/17/13		3,185		6.0500
09/18/13		2,842		6.0700
09/19/13		16,333		6.1349
09/20/13		34,000		6.1515
09/20/13		600		6.1600
09/23/13		10,192		6.1575
09/23/13		 3,900 		6.1700
09/24/13		5,920		6.1738
09/25/13		7,316		6.2343
09/25/13		1,996		6.2190
09/26/13		1,996		6.2190
09/27/13		20,333		6.2900





d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/30/2013

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Agreement to Make Joint Filing

	Agreement made as of the 30TH day of September, 2013, by and among Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Helios Strategic Income Fund
(HSA), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the same holdings of HSA;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.


By:/s/ Phillip Goldstein	By:/s/ Andrew Dakos
	Phillip Goldstein	Andrew Dakos


	                   BULLDOG INVESTORS, LLC

By: /s/ Steven Samuels	   By: /s/ Andrew Dakos
	Steven Samuels	   Andrew Dakos, Member